Mail Stop 4720

December 29, 2009

Harry S. Palmin
President and Chief Executive Officer
Novelos Therapeutics, Inc.
One Gateway Center, Suite 504
Newton, Massachusetts 02458

      Re: Novelos Therapeutics, Inc.
              Registration Statement on Form S-1/A
              Filed December 7, 2009
              File No. 333-161922

Dear Mr. Palmin:

      We have reviewed your December 7, 2009 response to our October 8, 2009 comment letter and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form S-1/A filed December 7, 2009</u>

<u>General</u>

1. We note your response to our prior comment 1 relating to the treatment of your transaction as a primary offering. However, given the nature and size of the offering—in particular, the fact that the shares you are registering total more than 120% of the shares held by non-affiliates—the offering appears to be a primary offering. Therefore, unless you revise the nature and/or size of this offering, you will need to do the following:

   - file a registration statement for the "resale" offering at the time of each conversion of preferred stock or exercise of warrants because you are not eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x);

- register the transaction on the form you are eligible to use to register the transaction as a primary offering;
- identify the selling shareholders as underwriters in the registration statement; and
- include the price at which the underwriters will sell the securities.

2. We note your response to our prior comments 4 and 5; however, it appears that you have not provided the information requested by the fourth sub-bullet point in each comment, namely: the combined market price of the total number of shares underlying the Series E Preferred Stock or warrants, calculated by using the market price per share on the date of the sale of the Series E Preferred Stock and the total possible shares underlying the Series E Preferred Stock or warrants. Please provide this information for the securities underlying both the Series E Preferred Stock and the warrants. Also, please revise your registration statement to include the completed tables.

3. Please confirm that the substance of your response to our prior comment 6, including all dollar amounts in the provided table, is disclosed in the registration statement.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Laura Crotty at (202) 551-3563 or Daniel Greenspan, Special Counsel, at (202) 551-3623 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Paul Bork, Esq.
        Foley Hoag LLP
        155 Seaport Boulevard
        Boston, Massachusetts 02110